December 17, 2018

VIA EDGAR TRANSMISSION

Mr. Patrick F. Scott

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Scott:

On October 11, 2018, the Registrant, on behalf of its series, ACM Tactical Income Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on November 29, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Fees and Expenses of the Fund

Comment 1: Please confirm that the fee waiver will be in effect for at least one year from the Fund’s effective date.

Response: The Registrant so confirms.

Comment 2: In footnote 3 to the Fee Table, please revise the discussion of the recoupment of waived fees and/or reimbursed expenses to clarify that the Fund can only make repayment to the Adviser if such repayment does not cause the expense ratio to exceed both (i) the expense cap at the time such amounts were waived/reimbursed and (ii) the Fund’s current expense cap.

Response: The Registrant has amended the penultimate sentence of footnote 3 to the Fee Table as follows:

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These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the fees have been waived or reimbursed only if such recoupment can be achieved~~,~~ within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower.

Comment 3: In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example reflects the fee waiver and expense reimbursements for the duration of the waiver/reimbursement period only.

Comment 4: In the paragraph describing Portfolio Turnover, please state that no portfolio turnover information is available because the Fund does not have a full calendar year of operations.

Response: The Registrant has added the following sentences to the end of its disclosure of portfolio turnover:

Because the Fund does not have a full calendar year of operations, no portfolio turnover is presented for the Fund at this time. In the future, portfolio turnover information will be presented in this section of the Prospectus.

Principal Investment Strategies

Comment 5: In the second paragraph under “Principal Investment Strategies,” please provide a plain-English description of “duration” and provide an example of duration.

Response: The Registrant has added the following sentences to the second paragraph under “Principal Investment Strategies” and made corresponding additions to its Item 9 disclosures.

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.  For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price.  If a bond has a

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duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 6: In the same paragraph referenced in Comment 5, please provide a plain-English description of “maturity” and provide an example of maturity.

Response: The Registrant has added the following sentences to the second paragraph under “Principal Investment Strategies” and made corresponding additions to its item 9 disclosures.

Maturity is the date on which a stock issuer must repay the original principal borrowed from a shareholder. For example, if a security has a maturity of 5 years, the issuer will pay the investor the face value of the security 5 years after its purchase.

Comment 7: In the third paragraph under “Principal Investment Strategies,” the Registrant states that “[t]he Adviser’s model utilizes three target moving averages . . .” Please identify, in plain-English, the “three target moving averages.”

Response: The Registration is unable to identify the three target moving averages because those averages are proprietary to the Fund’s adviser. Therefore, the Registrant has amended the third paragraph under “Principal Investment Strategies” in its Item 9 disclosures as follows:

The Adviser’s model utilizes ~~three target moving averages~~ a proprietary trend following formula to determine the Fund’s allocation among 7-12 income-oriented ETFs. If a certain ETF moves above the proprietary model’s first ~~target moving average~~ threshold, the Fund will initiate a position in that ETF of 5%. If the ETF moves above the second ~~target moving average~~ threshold, the Fund will increase its position in that ETF to 10%. If the ETF moves above a third ~~target moving average~~ threshold, the Fund will increase its position in that ETF to 15%, which is the Fund’s maximum allocation to any one particular ETF. As the value of an ETF begins to move lower and break below the ~~target moving averages~~ proprietary model’s three thresholds, the Fund’s position in the ETF will decrease in incremental steps until the position size reaches zero.

Comment 8: In the last sentence of the fourth paragraph under “Principal Investment Strategies,” the Registrant discloses that “the portfolio managers consider the relative risk adjusted net returns of available high yield instruments.” Please describe “relative risk adjusted net returns” in plain-English or define such term parenthetically.

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Response: The Registrant has amended the last sentence of the fourth paragraph to state as follows:

When the Fund is invested in high yield instruments, the portfolio managers consider the ~~relative risk adjusted net returns of available~~ net returns of those high yield instruments relative to the risk they pose.

Principal Investment Risks

Comment 9: In the disclosure of “Fixed Income Risk,” the second sentence states “a rise in interest rates causes a decline in the value of fixed income securities or derivatives owned by the Fund.” Please consider whether the Fund will invest in derivatives. If so, please revise the Principal Investment Strategy disclosures. If not, please delete the word “derivatives” from the risk disclosure.

Response: The Registrant has revised the second sentence of its “Fixed Income Risk” disclosure as follows:

Typically, a rise in interest rates may cause~~s~~ a decline in the value of fixed income securities or ~~derivatives~~ equity options owned by the Fund.

Performance

Comment 10: Please disclose the broad-based index the Fund intends to use as a comparison to its performance returns.

Response: The Fund intends to compare its performance returns to the Barclays Aggregate Bond Index.

Portfolio Manager

Comment 11: Please specify the month and year the portfolio manager will commence his duties as the Fund’s portfolio manager.

Response: The Registrant has amended its disclosure under the heading “Portfolio Manager” to state as follows:

Jordan Kahn, CFA, Chief Investment Officer of the Adviser, will serve the Fund as its portfolio manager ~~when it commences operations~~ beginning December 2018.

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Additional Information About Principal Investment Strategies and Related Risks

Comment 12: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize the Item 9 disclosures.

Response: The Registrant has deleted the third paragraph under “Principal Investment Strategies” in its Item 4 disclosures.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser